UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2016

Commission File Number: 001-36619

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Affimed N.V.

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Im Neuenheimer Feld 582,

69120 Heidelberg,

Germany

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Annual General Meeting Results

On June 21, 2016, Affimed N.V. (“Affimed” or the “Company”) held its Annual General Meeting of Shareholders. The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda item 4: Discussion of the 2015 Statutory Annual Report and proposal to adopt the financial statements for the financial year 2015, as prepared in accordance with Dutch law.

Affimed shareholders approved the adoption of the financial statements for the financial year 2015.

Agenda item 6: Discharge of the managing directors for their management during the financial year 2015.

Affimed shareholders approved the discharge of the managing directors for their management during the financial year 2015.

Agenda item 7: Discharge of the supervisory directors for their supervision during the financial year 2015.

Affimed shareholders approved the discharge of the supervisory directors for their supervision during the financial year 2015.

Agenda item 8: Appointment of the auditor for the financial year 2016.

Affimed shareholders approved the appointment of the auditor for the financial year 2016.

Agenda item 9: Reappointment of Dr. Richard B. Stead as a supervisory director.

Affimed shareholders approved the reappointment of Dr. Richard B. Stead as a supervisory director.

Agenda item 10: Supervisory Board Remuneration.

Item 10a. Equity Awards

Affimed shareholders approved the grant of equity awards.

Item 10b. Amendment of the Remuneration Policy.

Affimed shareholders approved the amendment of the Remuneration Policy.

Agenda item 11: Authorization to acquire shares.

Affimed shareholders approved the authorization to acquire common shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Heidelberg, Germany, June 22, 2016.

AFFIMED N.V.
By:	/s/ Adi Hoess
	Name:	Adi Hoess
	Title:	Chief Executive Officer

By:	/s/ Florian Fischer
	Name:	Florian Fischer
	Title:	Chief Financial Officer